Exhibit 4.5

DESCRIPTION OF OLD SECOND BANCORP, INC. CAPITAL STOCK

References to “we,” “us” or “our” and the “Company” herein refer to Old Second Bancorp, Inc., a Delaware corporation.

This summary does not purport to be complete and is subject to and is qualified in its entirety by reference to our the applicable provisions of our Restated Certificate of Incorporation (as amended, the “Certificate of Incorporation”) and our Bylaws (as amended and restated, the “Bylaws”), each of which is incorporated herein by reference as an exhibit to our Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) of which this Exhibit 4.5 is a part.  We encourage you to read our Certificate of Incorporation and our Bylaws, which are incorporated herein by reference, and the applicable provisions of the and the Delaware General Corporation Law (“DGCL”).

Authorized Shares of Capital Stock

We have the authority to issue 60,000,000 shares of common stock, $1.00 par value per share, and 300,000 shares of preferred stock, $1.00 par value per share.

Common Stock

General.   Our Certificate of Incorporation provides that we may issue up to 60,000,000 shares of common stock, $1.00 par value per share. As of December 31, 2024, we had 44,873,467 shares of common stock issued and outstanding and there were 778,278 shares of our common stock underlying restricted stock unit awards pursuant to our equity incentive plans and 745,588 shares of our common stock remaining available for future grant under the Old Second Bancorp, Inc. 2019 Equity Incentive Plan.  All outstanding shares of our common stock are fully paid and nonassessable.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “OSBC.”

Dividend Rights.   Subject to any rights to receive dividends to which the holders of any outstanding preferred stock may be entitled, holders of our common stock are entitled to receive any cash dividends that may be declared by our board of directors. We are subject to certain restrictions on dividend payments under the DGCL as well as restrictions under certain banking laws, regulations and policies. Subject to these restrictions, the declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon our earnings and financial condition, our capital requirements and those of our subsidiaries, regulatory conditions and considerations and other factors as our board of directors may deem relevant.

Voting Rights.  Each outstanding share of our common stock shall entitle the holder thereof to one vote, and, except as otherwise stated or expressed in a resolution or resolutions adopted by our board of directors providing for the issue of any preferred stock or as otherwise provided by law, the exclusive voting power for all purposes shall be vested in the holders of common stock.  The holders of our common stock have no cumulative voting rights.  When a quorum is present at any meeting, the vote of a majority of the shares present in person or represented by proxy will decide the election of directors, unless the number of director nominees exceeds the number of directors to be elected at such meeting, in which case, the directors will be elected by a plurality vote.  When a quorum is present at any meeting, questions brought before the meeting will be decided by the vote of the holders of a majority of the shares having voting power present in person or represented by proxy, except when the matter requires a different vote under applicable Delaware law, our Certificate of Incorporation or our Bylaws. Our Certificate of Incorporation provides certain provisions that may limit stockholders’ ability to effect a change in control as described under the section below entitled “—Antitakeover Provisions—Certificate of Incorporation; Bylaws.”

Liquidation Rights.  In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Company and the preferential amounts to which the holders of any outstanding preferred stock shall be entitled, the holders of our common stock shall be entitled to share ratably in the remaining assets of the Company.  The merger or consolidation of the Company into or with any other corporation, or the merger of any other corporation into it, a sale of all or substantially all of the assets of the Company, or, any purchase or redemption of shares of stock of the Company of any class, shall not be deemed to be a liquidation, dissolution or winding up of the Company.

Preemptive Rights.  The holders of our common stock have no preemptive rights.

Miscellaneous.  Shares of our common stock are not convertible into shares of any other class of capital stock.

Preferred Stock

We may issue up to 300,000 shares of preferred stock, $1.00 par value per share, from time to time in one or more series.  Our board of directors, without further approval of our stockholders, has the authority to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock.

The authorization of preferred stock could have the effect of impeding the acquisition of control of the Company by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by our board of directors. See “—Antitakeover Provisions—Certificate of Incorporation; Bylaws.”

As of December 31, 2024, we had no shares of preferred stock issued and outstanding.

Anti-Takeover Provisions

General.  Certain provisions of our Certificate of Incorporation, our Bylaws and the DGCL may have the effect of impeding the acquisition of control of the Company by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by our board of directors.  These provisions may have the effect of discouraging a future takeover attempt which is not approved by our board of directors but which individual stockholders may deem to be in their best interests or in which our stockholders may receive a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of our current board of directors or management more difficult.

Certificate of Incorporation; Bylaws.  These provisions of our Certificate of Incorporation and our Bylaws include the following:

●	Our board of directors may issue additional authorized shares of our capital stock to deter future attempts to gain control of the Company, and has the authority to determine the terms of any one or more series of preferred stock, such as voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our board has the power, to the extent consistent with its fiduciary duties, to issue a series of preferred stock to persons friendly to management in order to attempt to block a merger or other transaction by which a third party seeks control, and thereby assist the incumbent board of directors and management to retain their respective positions;
●	Our Certificate of Incorporation provides for the division of our board of directors into three classes of directors of approximately equal size, which is referred to as a classified board. Our directors are elected for three-year terms. Consequently, only one-third of our directors are up for election in any given year. Our classified board, therefore, may make it more difficult for a stockholder to acquire immediate control of the Company and immediately remove the incumbent management through a proxy contest. Because the terms of only approximately one-third of the incumbent directors expire each year, at least two annual elections are required before a majority of our directors can be replaced. In distinction, if we had a non-classified board, a majority of our directors could theoretically be replaced at one annual meeting;
●	Our Certificate of Incorporation does not provide for cumulative voting for any purpose, and our Certificate of Incorporation also provides that any action required or permitted to be taken by stockholders may be taken only at an annual or special meeting and prohibits stockholder action by written consent in lieu of a meeting;
●	Certain transactions with interested stockholders (including any merger or consolidation, the sale, lease or exchange of all of substantially all assets, any issuance or transfer of any voting securities to in exchange for cash, assets or securities) must be approved by at least 75% of our outstanding voting stock, unless approved by not less than a majority of our disinterested directors;
●	When evaluating a proposal by another person to make a tender or exchange offer for an equity security, to merge or consolidate with us or to purchase or otherwise acquire all or substantially all of our assets, our Certificate of Incorporation allows the board of directors to give consideration to all relevant factors, including: the adequacy of the amount of consideration to be paid; the social and economic effect of the transaction on us and our employees, depositors, customers and creditors and those of our subsidiaries and the communities in which we and our subsidiaries operate or are located; the business and financial condition and prospects of the acquiring party, and the possible effect of such conditions on us, our subsidiaries and other elements of the communities in which we and our subsidiaries operate or are located; the competence, experience and integrity of the acquiring person and/or its management; and any antitrust or other legal or regulatory issues raised by the transaction; and
●	Generally, an amendment of our Certificate of Incorporation must be approved by a majority vote of the board of directors and also by a majority vote of the outstanding shares of our common stock; provided, however, that an affirmative vote of at least 75% of the outstanding voting stock entitled to vote is required to amend or repeal certain provisions of our Certificate of Incorporation, including provisions (a) concerning directors, (b) governing the purchase by the Company of our voting stock, (c) relating to considerations of the board of directions in evaluating acquisition proposals, (d) limiting business combinations with interested stockholders, (e) limiting our stockholders’ ability to act by written consent, and (f) regarding amendment of the foregoing supermajority provisions of our Certificate of Incorporation. Our Bylaws may be amended by vote of a majority of the board of directors.

Delaware Law. We have not elected to opt out of the applicability of Section 203 of the DGCL in our Certificate of Incorporation. Under Section 203 of the DGCL, subject to exceptions, we are prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that the stockholder became an interested stockholder. For this purpose, an “interested stockholder” generally includes current and certain former holders of 15% or more of our outstanding stock. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors. These provisions may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Banking Laws.  The ability of a third party to acquire the Company is also subject to applicable banking laws and regulations. The Bank Holding Company Act of 1956 and the regulations thereunder require any “bank holding company” (as defined therein) to obtain the approval of the Federal Reserve prior to acquiring more than 5% of the outstanding shares of a class of our voting stock. Any person other than a bank holding company is required to obtain prior approval of the Federal Reserve to acquire 10% or more of the outstanding shares of a class of our voting stock under the Change in Bank Control Act of 1978. Federal law also prohibits any person or company from acquiring “control” of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. On January 30, 2020, the Federal Reserve issued a final rule (which became effective September 30, 2020) that clarified and codified the Federal Reserve’s standards for determining whether one company has control over another. The final rule established four categories of tiered presumptions of control that are based on the percentage of voting shares held by the investor (less than 5%, 5-9.9%, 10-14.9% and 15-24.9%) and the presence of other indicia of control. As the percentage of ownership increases, fewer indicia of control are permitted without falling outside of the presumption of noncontrol. These indicia of control include nonvoting equity ownership, director representation, management interlocks, business relationship and restrictive contractual covenants. Under the final rule, investors can hold up to 24.9% of the voting securities and up to 33% of the total equity of a company without necessarily having a controlling influence.  For purposes of calculating ownership thresholds under these banking regulations, bank regulators would likely at least take the position that the minimum number of shares, and could take the position that the maximum number of shares, of a company’s common stock that a holder is entitled to receive pursuant to securities convertible into or settled in such company’s common stock, including pursuant to warrants to purchase such company’s common stock held by such holder, must be taken into account in calculating a stockholder’s aggregate holdings of a such company’s common stock.